EXHIBIT 5(h)







CONTACT:  Bruce F. Failing, Jr.
          President & CEO
          Electronic Retailing Systems
           International, Inc.
          203-761-7900


                                            FOR IMMEDIATE RELEASE

     Wilton, Connecticut - July 8, 1996 - Electronic Retailing Systems International, Inc. (NASDAQ:ERSI) (the "Company") announced today that subscriptions to an aggregate of 4,963,500 shares of its common stock, $.01 par value (the "Common Stock"), had been made by investors outside the United States pursuant to a public offering of such shares made in accordance with Regulation S under the Securities Act of 1933. The Company has also entered into agreements with subscribers, including certain members of the Company's Board of Directors and their affiliates, to place an additional 911,657 shares of Common Stock concurrently with the closing of the offshore offering, which is expected in the second week of July. The net proceeds from these transactions will be used as working capital for general corporate purposes.

     The Company has entered into additional agreements under which, immediately prior to closing, holders of the Company's outstanding Series A Cumulative, Convertible Preferred Stock, $1.00 par value, will convert their shares, in accordance with their terms, into an aggregate of 3,138,900 shares of Common Stock.

     The securities to be offered by the Company pursuant to Regulation S have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States, or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of the Securities Act.





corp\ers\press.r\7-8.96